UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November, 2024

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Atlantica Reports Third Quarter 2024 Financial Results

•	Revenue for the first nine months of 2024 reached $918.7 million, a 7.0% increase year-over-year compared with $858.6 million in the first nine months of 2023.

•	Adjusted EBITDA was $657.5 million, a 4.8% increase compared with $627.3 million in the first nine months of 2023.

•	Net profit for the first nine months of 2024 attributable to the Company was $32.7 million, compared with a net profit of $46.1 million in the first nine months of 2023.

•	Acquisition by Energy Capital Partners and co-investors remains on track to close December 12, 2024.

•	Quarterly dividend of $0.2225 per share approved by the Board of Directors.

November 14, 2024 – Atlantica Sustainable Infrastructure plc (NASDAQ: AY) (“Atlantica” or the “Company”) today reported its financial results for the first nine months of 2024. Revenue for the first nine months of 2024 was $918.7 million, representing a 7.0% increase compared with the first nine months of 2023. Adjusted EBITDA was $657.5 million, a 4.8% increase compared with $627.3 million in the first nine months of 2023. In the nine-month period ended on September 30, 2024, operating expenses include $5.7 million costs related to the Transaction. Without these costs, our Adjusted EBITDA for the nine-month period ended on September 30, 2024 would have been $663.2 million, a 5.7% increase compared with the same period of the previous year.

Operating Cash Flow was $311.8 million, a 6.6% decrease compared with $333.8 million in the first nine months of 2023. CAFD was $176.9 million, a 4.0% decrease compared with $184.2 million in the first nine months of 2023. CAFD per share1 was $1.52, a 3.9% decrease compared with $1.59 in the same period of the previous year.

As announced by the Company on November 4, 2024, the pending acquisition of the Company by Energy Capital Partners and a group of co-investors (the “Transaction”) is expected to close on December 12, 2024.

1 CAFD per share is calculated by dividing CAFD for the period by the weighted average number of shares for the period.

Highlights

(in thousands of U.S. dollars)	For the nine-month period ended September 30,
	2024	2023
Revenue	$918,744	$858,583
Profit for the period attributable to the Company	32,676	46,050
Adjusted EBITDA	657,541	627,281
Net cash provided by operating activities	311,808	333,822
CAFD	176,910	184,163

Key Performance Indicators

	For the nine-month period ended September 30
	2024	2023
Renewable energy
MW in operation[2]	2,208	2,161
GWh produced[3]	4,281	4,383
Efficient natural gas & heat
MW in operation[4]	355	398
GWh produced[5]	1,795	1,892
Availability (%)	99.6%	98.8%
Transmission lines
Miles in operation	1,231	1,229
Availability (%)	99.5%	99.9%
Water
M ft3 in operation[4]	17.5	17.5
Availability (%)	101.9%	101.2%

2 Represents total installed capacity in assets owned or consolidated for the nine-month period ended September 30, 2024 and 2023, respectively, regardless of our percentage of ownership in each of the assets except for our unconsolidated affiliates, for which we have included their installed capacity weighted by our corresponding interest (49% for Vento and Chile PMGD and 50% for Honda 1 and Honda 2).
3 Includes production of our unconsolidated affiliates weighted by Atlantica’s interest. Includes curtailment in wind assets for which we receive compensation.
4  Includes 55 MWt corresponding to thermal capacity from Calgary District Heating. Capacity for the nine-month period ended September 2023 includes 43 MW corresponding to our 30% share in Monterrey until its sale in April 2024.
5  GWh produced includes 30% of the production from Monterrey until its sale in April 2024.

Segment Results

(in thousands of U.S. dollars)	For the nine-month period ended September 30,
	2024	2023
Revenue by geography
North America	$372,143	$338,745
South America	140,779	140,269
EMEA	405,822	379,569
Total Revenue	$918,744	$858,583

Adjusted EBITDA by geography
North America	$279,708	$260,683
South America	108,406	112,050
EMEA	269,427	254,548
Total Adjusted EBITDA	$657,541	$627,281

(in thousands of U.S. dollars)	For the nine-month period ended September 30,
	2024	2023
Revenue by business sector
Renewable energy	$675,657	$640,117
Efficient natural gas & heat	107,344	84,974
Transmission lines	92,732	91,825
Water	43,011	41,667
Total Revenue	$918,744	$858,583

Adjusted EBITDA by business sector
Renewable energy	$476,872	$460,442
Efficient natural gas & heat	79,515	66,526
Transmission lines	74,652	73,256
Water	26,502	27,057
Total Adjusted EBITDA	$657,541	$627,281

Operational KPIs

Production in the renewable business portfolio decreased by 2.2% for the first nine months of 2024 compared with the first nine months of 2023.

Production increased at our U.S. solar assets mainly due to higher solar resource and greater availability of the Solana storage system. At our wind assets in the U.S. production increased due to higher wind resource in the first nine months of 2024 compared to the same period of 2023. In South America production increased due to higher production in our wind assets and to the contribution of solar assets that have recently entered into operation.

On the other hand, production decreased at Kaxu mostly due to the impact in the first quarter of 2024 of the unscheduled outage that started at the end of September 2023. The plant, where we have 51% equity interest, restarted operations in mid-February 2024. Part of the damage and business interruption has been covered by our insurance policy, after a 60-day deductible. Production also decreased at our solar assets in Spain mainly due to significantly lower solar radiation and at our geothermal asset mainly due to maintenance activities at some of the wells.

Our efficient natural gas and heat assets, our water assets, and our transmission lines, for which revenue is based on availability, continued at very high levels during the first nine months of 2024.

Liquidity and Debt

As of September 30, 2024, cash at Atlantica’s corporate level was $19.0 million, compared with $33.0 million as of December 31, 2023. Additionally, as of September 30, 2024, the Company had $301.3 million available under its Revolving Credit Facility ($378.1 million as of December 31, 2023) and therefore a total corporate liquidity of $320.3 million, compared with $411.1 million as of December 31, 2023.

As of September 30, 2024, net project debt6 was $3.83 billion, compared with $3.90 billion as of December 31, 2023, while net corporate debt7 was $1.19 billion as of September 30, 2024, compared with $1.05 billion as of December 31, 2023.

6  Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level.
7  Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica’s corporate level.

Dividend

On November 14, 2024, the Board of Directors of Atlantica approved a dividend of $0.2225 per share. Based upon the scheduled completion of the Transaction on December 12, 2024, the dividend is expected to be paid on December 12, 2024, to shareholders of record as of November 29, 2024.

Growth Update

Regarding growth, some of the developments that have taken place during the third quarter of 2024 include:

•	In July 2024, Honda 2, our 10 MW plant in Colombia where we have a 50% ownership interest, entered in operation. The plant has a 7-year PPA with Enel Colombia.

•
In August 2024, ATN Expansion 3, a substation and a 2.4-mile transmission line connected to our ATN transmission line reached commercial operation. The asset has a 17-year transmission service agreement denominated in U.S. dollars and serves a new mine in Peru.

•
On October 10, 2024, we entered into a 15-year tolling agreement (PPA) with an investment grade utility for a second phase of the project Overnight that includes 600 MWh of storage (4 hours). Total investment is expected to be within the range of $240 million to $250 million. Under the tolling agreement, Overnight will receive fixed monthly payments adjusted by the financial settlement of CAISO’s Day-Ahead market. In addition, we expect to obtain revenue from ancillary services. The phase 1 of the Overnight project consists of a 150 MW PV project that has a 15-year PPA with an investment grade utility.

•
We continue growing our pipeline of assets under development, which includes as of today approximately 2.1[8] GW of renewable energy and 10.9[8] GWh of storage. Approximately 30% of the projects are PV, 58% storage, 11% wind and 1% others, while 16% of the projects are expected to reach ready to build in 2024 or 2025, 16% are in an advanced development stage and 68% are in early stage.

8 Only includes projects estimated to be ready to build before or in 2030 of approximately 5.0 GW, 2.1 GW of renewable energy and 2.9 GW of storage (equivalent to 10.9 GWh). Capacity measured by multiplying the size of each project by Atlantica’s ownership. Potential expansions of transmission lines not included.

•
Finally, in September 2024, we entered into a euro-denominated project financing for Caparacena, our PV asset under construction in Spain with COD expected in 2026, and PS 10 & 20, with a local bank for a total amount of €45.0 million. The loan for Caparacena matures in 2041 and will be gradually disbursed as the construction of the asset advances. The loans for PS 10 and PS 20 mature in 2030 and 2033, respectively.

Capital Recycling

In April 2024, an entity where we held a 30% equity interest closed the sale of Monterrey as planned. We have received $41.2 million for this sale. In addition, there is an earn-out mechanism that could result in additional proceeds for Atlantica of up to $7 million between 2026 and 2028.

Proposed Acquisition

On May 27, 2024, Atlantica entered into the Transaction Agreement with Bidco pursuant to which Bidco agreed to acquire 100% of the shares of Atlantica for $22 per share in cash, subject to the terms of the Transaction Agreement. Bidco is controlled by Energy Capital Partners and includes a large group of institutional co-investors. The Transaction is to be completed pursuant to a scheme of arrangement under the Companies Act 2006 of the United Kingdom.

All regulatory approvals required in connection with Transaction (including clearance by the Committee on Foreign Investment in the United States and by the Federal Energy Regulatory Commission in the United States) have been received. The Transaction is still subject to sanction of the transaction by the High Court of Justice of England and Wales, which is scheduled for December 10, 2024.  Closing is expected to take place two business days later, on December 12, 2024. Upon completion of the Transaction, Atlantica will become a privately held company and its shares will no longer be listed on any public market.

Appendix

Information usually included as appendix to the Earnings Presentation has been included as appendix to this Press Release.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "intend," "may," "plan," "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.

Investors should read the section entitled "Item 3.D—Risk Factors” and the description of our segments and business sectors in the section entitled "Item 4.B. Information on the Company—Business Overview," each in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: failure to realize the Proposed Acquisition or its expected benefits; uncertainties related to securing the necessary regulatory approvals, our Company’s shareholders’ approval, the sanction of the High Court of Justice of England and Wales and satisfaction of other closing conditions to consummate the Proposed Acquisition or the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement entered into with Bidco; risks related to diverting the attention of our management from ongoing business operations; significant transaction costs and/or unknown or inestimable liabilities, including the risk of shareholder litigation related to the Proposed Acquisition; Bidco’s ability to fund the Proposed Acquisition; effects relating to the announcement of the Proposed Acquisition or any further announcements or the consummation of the Proposed Acquisition on the market price of our Company’s shares; disruption from the Proposed Acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; cash available for distribution (“CAFD”) estimates, including per currency, geography and sector; debt refinancing; self-amortizing project debt structure and debt reduction; the performance of our long-term contracts; net corporate leverage based on CAFD estimates; the use of non-GAAP measures as a useful predicting tool for investors; proceeds from sale of assets; dividends; sale of electricity under PPAs; expected investments; investments in assets under construction and their respective commercial operation dates; proceeds expected from the sale of our equity interest in Monterrey and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC and the forward looking statements sections under the Reports of Foreign Private Issuer on Form 6-K dated May 28, 2024, and July 16, 2024.

Non-GAAP Financial Measures

This press release also includes certain non-GAAP financial measures, including Adjusted EBITDA, CAFD and CAFD per share. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this press release for a reconciliation of the non-GAAP financial measures included in this press release to the most directly comparable financial measures prepared in accordance with IFRS. Also, please refer to the following paragraphs in this section for an explanation of the reasons why management believes the use of non-GAAP financial measures (including CAFD, CAFD per share and Adjusted EBITDA) in this press release provides useful information to investors.

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:

•	they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA, CAFD and CAFD per share do not reflect any cash requirements that would be required for such replacements;

•	some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and

•	the fact that other companies in our industry may calculate Adjusted EBITDA, CAFD and CAFD per share differently than we do, which limits their usefulness as comparative measures.

We define Adjusted EBITDA as profit/(loss) for the period attributable to the Company, after previously adding back loss/(profit) attributable to non-controlling interest, income tax, financial expense (net), depreciation, amortization and impairment charges of entities included in the consolidated financial statements and including depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership).

CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including debt service and general and administrative expenses. CAFD per share is calculated as CAFD divided by the weighted average number of outstanding ordinary shares of the Company during the period (116,161,185 for the nine-months ended on September 30, 2024, and 116,149,149 for the nine-months ended on September 30, 2023).

Our management believes Adjusted EBITDA, CAFD and CAFD per share are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.

Our management believes CAFD and CAFD per share are relevant supplemental measurements of the Company’s ability to earn and distribute cash returns to investors and are useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD and CAFD per share are used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA, CAFD and CAFD per share are widely used by other companies in the same industry.

Our management uses Adjusted EBITDA, CAFD and CAFD per share as measures of operating performance to assist in comparing performance from period to period on a consistent basis moving forward. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.

In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Information presented as the pro-rata share of our unconsolidated affiliates reflects our proportionate ownership of each asset in our property portfolio that we do not consolidate and has been calculated by multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership thereto. Note 7 to our consolidated financial statements as of and for the nine-month period ended September 30, 2024 includes a description of our unconsolidated affiliates and our pro rata share thereof. We do not control the unconsolidated affiliates. Multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership may not accurately represent the legal and economic implications of holding a non-controlling interest in an unconsolidated affiliate. We include pro-rata share of depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates because we believe it assists investors in estimating the effect of such items in the profit/(loss) of associates carried under the equity method (which is included in the calculation of our Adjusted EBITDA) based on our economic interest in such unconsolidated affiliates. Each unconsolidated affiliate may report a specific line item in its financial statements in a different manner. In addition, other companies in our industry may calculate their proportionate interest in unconsolidated affiliates differently than we do, limiting the usefulness of such information as a comparative measure. Because of these limitations, the information presented as the pro-rata share of our unconsolidated affiliates should not be considered in isolation or as a substitute for our or such unconsolidated affiliates’ financial statements as reported under applicable accounting principles.

Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars)

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2024	2023	2024	2023
Revenue	$347,549	$303,964	$918,744	$858,583
Other operating income	34,786	16,923	91,616	57,402
Employee benefit expenses	(28,454)	(26,516)	(85,174)	(76,051)
Depreciation, amortization, and impairment charges	(115,361)	(103,384)	(325,578)	(310,502)
Other operating expenses	(108,540)	(76,643)	(291,943)	(237,930)
Operating profit	$129,980	$114,344	$307,665	$291,502
Financial income	5,004	6,824	16,320	17,414
Financial expense	(81,377)	(80,138)	(245,011)	(243,083)
Net exchange differences	(2,708)	(155)	(5,700)	(244)
Other financial expense, net	(9,299)	(5,068)	(20,319)	(12,011)
Financial expense, net	$(88,380)	$(78,537)	$(254,710)	$(237,924)
Share of profit of entities carried under the equity method	262	(3,947)	15,122	6,905
Profit before income tax	$41,862	$31,860	$68,077	$60,483
Income tax	(24,977)	(13,755)	(28,919)	(11,587)
Profit for the period	$16,885	$18,105	$39,158	$48,896
(Profit)/Loss attributable to non-controlling interests	(242)	3,284	(6,482)	(2,846)
Profit for the period attributable to the Company	$16,643	$21,389	$32,676	$46,050
Weighted average number of ordinary shares outstanding (thousands)	116,165	116,154	116,161	116,149
Weighted average number of ordinary shares diluted (thousands)	120,073	119,719	119,971	119,717
Basic earnings per share (U.S. dollar per share)	$0.14	$0.18	$0.28	$0.40
Diluted earnings per share (U.S. dollar per share)	$0.14	$0.18	$0.28	$0.40

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of September 30, 2024	As of December 31, 2023
Non-current assets
Contracted concessional assets, PP&E and other intangible assets	$7,051,069	$7,204,267
Investments carried under the equity method	212,052	230,307
Derivative assets	40,052	56,708
Other financial assets	75,006	79,874
Deferred tax assets	175,597	160,995
Total non-current assets	$7,553,776	$7,732,151
Current assets
Inventories	$38,059	$29,870
Trade and other receivables	320,805	286,483
Derivative assets	2,800	4,989
Other financial assets	199,193	183,897
Cash and cash equivalents	434,559	448,301
Assets held for sale	41,242	28,642
Total current assets	$1,036,658	$982,182
Total assets	$8,590,434	$8,714,333
Equity and liabilities
Share capital	$11,617	$11,616
Share premium	536,594	736,594
Capital reserves	903,143	858,220
Other reserves	299,831	308,002
Accumulated currency translation differences	(142,834)	(139,434)
Accumulated deficit	(315,953)	(351,521)
Non-controlling interest	152,393	165,332
Total equity	$1,444,791	$1,588,809
Non-current liabilities
Long-term corporate debt	$1,002,727	$1,050,816
Long-term project debt	3,852,892	3,931,873
Grants and other liabilities	1,129,241	1,233,808
Derivative liabilities	32,697	29,957
Deferred tax liabilities	299,075	271,288
Total non-current liabilities	$6,316,632	$6,517,742
Current liabilities
Short-term corporate debt	$201,889	$34,022
Short-term project debt	395,451	387,387
Trade payables and other current liabilities	140,702	141,713
Income and other tax payables	37,246	44,660
Liabilities directly associated with the assets held for sale	53,723	-
Total current liabilities	$829,011	$607,782
Total equity and liabilities	$8,590,434	$8,714,333

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2024	2023	2024	2023
Profit for the period	$16,885	$18,105	$39,158	$48,896
Financial expense and non-monetary adjustments	196,350	207,918	488,080	560,976
Profit for the period adjusted by financial expense and non-monetary adjustments	$213,235	$226,023	$527,238	$609,872
Changes in working capital	(7,027)	(9,812)	(35,030)	(116,146)
Net interest and income tax paid	(36,262)	(21,059)	(180,400)	(159,904)
Net cash provided by operating activities	$169,946	$195,152	$311,808	$333,822
Business combinations and investments in entities under the equity method	(442)	(2,486)	(66,342)	(17,680)
Investments in operating concessional assets	(7,602)	(5,067)	(13,272)	(24,738)
Investments in assets under development or construction	(37,172)	(19,800)	(131,196)	(33,561)
Distributions from entities under the equity method	7,504	13,416	32,565	28,880
Net divestment in other non-current financial assets	2,838	5,698	42,664	22,533

Net cash used in investing activities	$(34,874)	$(8,239)	$(135,581)	$(24,566)

Net cash used in financing activities	$(61,005)	$(74,460)	$(192,193)	$(309,948)

Net increase/(decrease) in cash and cash equivalents	$74,067	$112,453	$(15,966)	$(692)
Cash and cash equivalents at beginning of the period	355,529	486,844	448,301	600,990
Translation differences in cash or cash equivalent	4,963	(4,681)	2,224	(5,682)
Cash and cash equivalents at end of the period	$434,559	$594,616	$434,559	$594,616

Reconciliation of Adjusted EBITDA to Net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2024	2023	2024	2023
Net cash provided by operating activities	$169,946	$195,152	$311,808	$333,822
Net interest and income tax paid	36,262	21,059	180,400	159,904
Changes in working capital	7,027	9,812	35,030	116,146
Non-monetary items and other	32,106	(8,295)	106,005	(7,868)
Atlantica’s pro-rata share of Adjusted EBITDA from unconsolidated affiliates	4,866	5,726	24,298	25,277
Adjusted EBITDA	$250,207	$223,454	$657,541	$627,281

Reconciliation of CAFD to CAFD per share

(in thousands of U.S. dollars)	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2024	2023	2024	2023
CAFD (in thousands of U.S. dollars)	$57,908	$59,589	$176,910	$184,163
Weighted average number of shares (basic) for the period (in thousands)	116,165	116,154	116,161	116,149
CAFD per share (in U.S. dollars)	$0.4985	$0.5130	$1.5230	$1.5856

Reconciliation of Cash Available For Distribution and Adjusted EBITDA
to Profit for the period attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended Sept. 30,		For the nine-month period ended Sept. 30,
	2024	2023	2024	2023
Profit for the period attributable to the Company	$16,643	$21,389	$32,676	$46,050
Profit attributable to non-controlling interest	242	(3,284)	6,482	2,846
Income tax	24,977	13,755	28,919	11,587
Depreciation and amortization, financial expense and income tax expenseof unconsolidated affiliates (pro rata of our equity ownership)	4,604	9,673	9,176	18,372
Financial expense, net	88,380	78,537	254,710	237,924
Depreciation, amortization, and impairment charges	115,361	103,384	325,578	310,502
Adjusted EBITDA	$250,207	$223,454	$657,541	$627,281
Atlantica’s pro-rata share of Adjusted EBITDA from unconsolidated affiliates	(4,866)	(5,726)	(24,298)	(25,277)
Non-monetary items	(27,518)	9,973	(88,766)	8,238
Accounting provision for electricity market prices in Spain	(22,981)	9,503	(72,946)	3,890
Difference between billings and revenue in assets accounted for as concessional financial assets	9,261	15,099	27,073	48,235
Income from cash grants in the US	(14,548)	(14,629)	(43,644)	(43,887)
Other non-monetary items	751	-	751	-
Maintenance Capex	(7,602)	(5,067)	(13,272)	(24,738)
Dividends from equity method investments	7,504	13,416	32,565	28,880
Net interest and income tax paid	(36,262)	(21,059)	(180,400)	(159,904)
Changes in other assets and liabilities	1,031	(11,516)	(25,701)	(112,791)
Deposits into/ withdrawals from restricted accounts[9]	(13,091)	(8,813)	(4,527)	12,425
Change in non-restricted cash at project level[9]	(73,188)	(98,297)	(19,728)	18,477
Dividends paid to non-controlling interests	(9,470)	(8,568)	(22,319)	(25,759)
Debt principal repayments	(28,837)	(28,208)	(163,433)	(162,669)
Monterrey divestment excluding gain	-	-	29,248	-
Cash Available For Distribution	$57,908	$59,589	$176,910	$184,163

9“Deposits into/ withdrawals from restricted accounts” and “Change in non-restricted cash at project level” are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period.

About Atlantica

Atlantica Sustainable Infrastructure plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, storage, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlantica.com).

Chief Financial Officer Francisco Martinez-Davis E ir@atlantica.com	Investor Relations & Communication Leire Perez E ir@atlantica.com T +44 20 3499 0465

 Appendix

Q3 2024 Results

Atlantica
Sustainable Infrastructure

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO

Portfolio Breakdown Based on Estimated CAFD

1



- 69% Renewable
- 14% Eff. Natural Gas & Heat
- 13% Transmission Lines
- 4% Water

1



- 38% North America
- 35% Europe
- 20% South America
- 7% RoW



Sector1
Geography1
Interest rates
Currency
Highly Contracted (~100%)6
Stable Cashflows
Atlantica
Sustainable Infrastructure

>50% of Revenue non dependent on natural resource[5]

~92% of interest rates in project debt are fixed or hedged[3]

12 years Weighted Average PPA Life Remaining[4]

>90% Denominated in USD or hedged[1,2]

(1) Based on CAFD estimates for the 2024-2027 period as of March 1, 2024, including assets that have reached COD before November 14, 2024. See "Disclaimer – Forward Looking Statements".
(2) Euro denominated cash flows from assets in Europe, net of euro-denominated corporate interest payments and general and administrative expenses, are hedged through currency options on a rolling basis 100% for the next 12 months and 75% for the following 12 months.
(3) Based on weighted outstanding debt as of September 30, 2024.
(4) Calculated as weighted average years remaining as of September 30, 2024, based on CAFD estimates for the 2024-2027 period as of March 1, 2024, including assets that have reached COD before November 14, 2024. See "Disclaimer – Forward Looking Statements".
(5) Calculated as a % of Revenue from FY 2023. Revenues non-dependent on natural resources includes transmission lines, efficient natural gas and heat, water assets and approximately 76% revenues received by our Spanish assets.

2

Q3 2024 Results

Atlantica
Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Financials by Quarter (1/2)

Key Financials US$ in thousands	1Q22	2Q22	3Q22	4Q22	2022	1Q23	2Q23	3Q23	4Q23	2023	1Q24	2Q24	3Q24
Revenue	**247,452**	**307,832**	**303,121**	**243,624**	**1,102,029**	**242,509**	**312,110**	**303,964**	**241,311**	**1,099,894**	**242,933**	**328,262**	**347,549**
Adjusted EBITDA	**173,626**	**228,678**	**228,336**	**166,459**	**797,100**	**174,204**	**229,624**	**223,454**	**167,640**	**794,922**	**164,219**	**243,115**	**250,207**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	(14,202)	(15,988)	(7,387)	(8,192)	(45,769)	(11,796)	(7,755)	(5,726)	(9,370)	(34,647)	(12,514)	(6,918)	(4,866)
Non-monetary items	10,413	10,940	10,839	(4,196)	27,996	649	(2,384)	9,973	(11,357)	(3,119)	(17,984)	(43,265)	(27,518)
Accounting provision for electricity market prices in Spain	*7,141*	*10,585*	*10,507*	*(2,980)*	*25,253*	*(1,153)*	*(4,460)*	*9,503*	*(7,385)*	*(3,494)*	*(13,098)*	*(36,867)*	*(22,981)*
Difference between billings and revenue in assets accounted for as concessional financial assets	*18,169*	*15,050*	*14,978*	*13,434*	*61,630*	*16,441*	*16,695*	*15,099*	*10,657*	*58,892*	*9,662*	*8,150*	*9,261*
Income from cash grants in the US	*(14,897)*	*(14,695)*	*(14,645)*	*(14,650)*	*(58,888)*	*(14,639)*	*(14,619)*	*(14,629)*	(14,629)	*(58,516)*	*(14,548)*	*(14,548)*	*(14,548)*
Other non-monetary items	-	-	-	-	-	-	-	-	-	-	-	-	*751*
Maintenance Capex	(2,844)	(3,614)	(7,283)	(4,847)	(18,588)	(7,630)	(12,041)	(5,067)	(3,191)	(27,929)	(2,391)	(3,279)	(7,602)
Dividends from unconsolidated affiliates	31,870	11,921	12,411	11,493	67,695	12,401	3,063	13,416	5,449	34,329	14,922	10,139	7,504
Net interest and income tax paid	(16,546)	(112,705)	(32,885)	(115,148)	(277,284)	(30,179)	(108,666)	(21,059)	(112,805)	(272,708)	(26,738)	(117,400)	(36,262)
Changes in other assets and liabilities	(5,588)	6,415	52,186	49,885	102,896	(92,980)	(8,295)	(11,516)	20,054	(92,738)	(39,371)	12,642	1,031
Deposits into/withdrawals from restricted accounts[1]	11,805	8,020	(20,503)	33,696	33,018	9,820	11,418	(8,813)	35,192	47,617	(7,424)	15,987	(13,091)
Change in non-restricted cash at project companies[1,4]	(103,116)	51,501	(135,718)	125,662	(61,672)	43,114	73,659	(98,297)	107,848	126,325	8,639	44,821	(73,188)
Dividends paid to non-controlling interests	(6,221)	(9,800)	(10,421)	(12,767)	(39,209)	(6,011)	(11,180)	(8,568)	(5,674)	(31,433)	(5,558)	(7,291)	(9,470)
Principal amortization of indebtedness net of new indebtedness at projects	(24,789)	(112,427)	(27,912)	(183,183)	(348,311)	(30,543)	(103,918)	(28,208)	(142,211)	(304,880)	(24,879)	(109,717)	(28,837)
Monterrey divestment excluding gain	-	-	-	-	-	-	-	-	-	-	-	29,248	-
Cash Available For Distribution (CAFD)	**54,407**	**62,941**	**61,662**	**58,862**	**237,872**	**61,049**	**63,525**	**59,589**	**51,577**	**235,740**	**50,921**	**68,082**	**57,908**
Dividends declared[2]	50,202	51,332	51,645	51,645	204,824	51,688	51,688	51,691	51,691	206,758	51,691	51,691	25,848
# of shares[3]	114,095,845	115,352,085	116,055,126	116,055,126		116,153,273	116,153,273	116,159,054	116,159,054		116,159,054	116,159,054	116,170,284
DPS (in $ per share)	**0.44**	**0.445**	**0.445**	**0.445**	**1.775**	**0.445**	**0.445**	**0.445**	**0.445**	**1.780**	**0.445**	**0.445**	**0.2225**

(1) "Deposits into/ withdrawals from restricted accounts" and "Change in non-restricted cash at project level" are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period. Prior periods have been recalculated to conform to this presentation.

(2) Dividends are paid to shareholders in the quarter after they are declared.

(3) Number of shares outstanding on the record date corresponding to each dividend, except the shares issued under the ATM program between the dividend declaration date and the dividend record date, as applicable.

(4) Excludes decreases in project cash allocated to investments in assets under development and construction.

3

Q3 2024 Results

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Financials by Quarter (2/2)

US$ in million Debt Details	1Q22	2Q22	3Q22	4Q22	2022	1Q23	2Q23	3Q23	4Q23	2023	1Q24	2Q24	3Q24
Project Debt	5,037.0	4,735.5	4,621.9	4,553.1	4,553.1	4,596.6	4,438.2	4,412.1	4,319.3	4,319.3	4,301.1	4,163.9	4,248.3
Project Cash	(625.9)	(545.1)	(675.8)	(540.2)	(540.2)	(493.5)	(414.0)	(546.6)	(415.3)	(415.3)	(405.2)	(335.5)	(415.6)
Net Project Debt	**4,411.1**	**4,190.4**	**3,946.1**	**4,012.9**	**4,012.9**	**4,103.1**	**4,024.2**	**3,865.5**	**3,904.0**	**3,904.0**	**3,895.9**	**3,828.4**	**3,832.7**
Corporate Debt	1,056.1	1,000.1	955.5	1,017.2	1,017.2	1,077.4	1,051.2	1,046.6	1,084.7	1,084.7	1,173.7	1,192.1	1,204.6
Corporate Cash	(113.1)	(123.1)	(105.8)	(60.8)	(60.8)	(109.4)	(72.8)	(48.0)	(33.0)	(33.0)	(46.9)	(20.0)	(19.0)
Net Corporate Debt	**943.0**	**877.0**	**849.7**	**956.4**	**956.4**	**968.0**	**978.4**	**998.6**	**1,051.7**	**1,051.7**	**1,126.8**	**1,172.1**	**1,185.6**
Total Net Debt	**5,354.1**	**5,067.4**	**4,795.8**	**4,969.3**	**4,969.3**	**5,071.1**	**5,002.6**	**4,864.1**	**4,955.7**	**4,955.7**	**5,022.7**	**5,000.5**	**5,018.3**
Net Corporate Debt / CAFD pre corporate interests[1]	**3.3x**	**3.1x**	**3.0x**	**3.4x**	**3.4x**	**3.3x**	**3.4x**	**3.4x**	**3.8x**	**3.8x**	**3.8x**	**3.9x**	**4.0x**

(1) Ratios presented are the ratios shown on each earnings presentation relating to such period.

4

Q3 2024 Results

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Segment Financials by Quarter

Revenue US $ in thousands	1Q22	2Q22	3Q22	4Q22	2022	1Q23	2Q23	3Q23	4Q23	2023	1Q24	2Q24	3Q24
by Geography													
NORTH AMERICA	74,304	124,968	124,423	81,352	405,047	72,840	129,331	136,574	86,143	424,888	86,232	136,795	149,116
SOUTH AMERICA	38,528	39,804	44,217	43,892	166,441	43,720	47,793	48,756	47,858	188,127	44,678	48,258	47,843
EMEA	134,620	143,060	134,481	118,380	530,541	125,949	134,986	118,634	107,310	486,879	112,023	143,209	150,590
by Business Sector													
RENEWABLES	182,101	238,234	232,423	168,619	821,377	172,601	238,610	228,907	162,639	802,756	162,211	247,471	265,975
EFFICIENT NAT. GAS & HEAT	25,327	28,091	28,526	31,647	113,591	27,403	27,407	30,164	33,443	118,417	35,970	35,610	35,764
TRANSMISSION LINES	26,620	28,234	28,425	29,994	113,273	28,831	32,167	30,827	31,651	123,476	30,486	31,058	31,188
WATER	13,404	13,273	13,747	13,364	53,788	13,674	13,927	14,066	13,579	55,245	14,266	14,123	14,622
Total Revenue	**247,452**	**307,832**	**303,121**	**243,624**	**1,102,029**	**242,509**	**312,110**	**303,964**	**241,311**	**1,099,894**	**242,933**	**328,262**	**347,549**

Adjusted EBITDA	1Q22	2Q22	3Q22	4Q22	2022	1Q23	2Q23	3Q23	4Q23	2023	1Q24	2Q24	3Q24
by Geography													
NORTH AMERICA	58,266	102,913	96,981	51,828	309,988	51,969	102,069	106,646	58,580	319,264	55,026	109,053	115,629
SOUTH AMERICA	29,129	29,715	36,236	31,471	126,551	33,788	40,640	37,621	34,673	146,722	34,568	36,757	37,081
EMEA	86,231	96,051	95,118	83,161	360,561	88,447	86,915	79,186	74,388	328,936	74,625	97,305	97,497
by Business Sector													
RENEWABLES	122,223	174,606	173,022	118,165	588,016	119,122	173,448	167,872	115,262	575,704	107,250	179,242	190,380
EFFICIENT NAT. GAS & HEAT	21,699	22,315	22,794	17,752	84,560	22,610	21,396	22,520	20,867	87,393	23,287	30,480	25,748
TRANSMISSION LINES	20,523	22,656	23,047	21,784	88,010	23,470	25,780	24,006	22,787	96,043	24,827	24,706	25,119
WATER	9,181	9,102	9,473	8,758	36,514	9,002	9,000	9,055	8,725	35,782	8,855	8,687	8,960
Total Adjusted EBITDA	**173,626**	**228,678**	**228,336**	**166,459**	**797,100**	**174,204**	**229,624**	**223,453**	**167,641**	**794,922**	**164,219**	**243,115**	**250,207**

5

Q3 2024 Results

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Performance Indicators

Capacity in operation (at the end of the period)		1Q22	2Q22	3Q22	4Q22	2022	1Q23	2Q23	3Q23	4Q23	2023	1Q24	2Q24	3Q24
RENEWABLES[1]	(MW)	2,044	2,048	2,121	2,121	2,121	2,161	2,161	2,161	2,171	2,171	2,203	2,203	2,208
EFFICIENT NAT. GAS & HEAT[2]	(MW)	398	398	398	398	398	398	398	398	398	398	398	355	355
TRANSMISSION LINES	(Miles)	1,229	1,229	1,229	1,229	1,229	1,229	1,229	1,229	1,229	1,229	1,229	1,229	1,231
WATER[1]	(Mft³/day)	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5

Production / Availability		1Q22	2Q22	3Q22	4Q22	2022	1Q23	2Q23	3Q23	4Q23	2023	1Q24	2Q24	3Q24
RENEWABLES[3]	(GWh)	1,094	1,554	1,507	1,164	5,319	1,192	1,611	1,580	1,075	5,458	1,061	1,609	1,603
EFFICIENT NAT. GAS & HEAT	(GWh)[4]	625	626	647	603	2,501	600	630	662	657	2,549	636	581	578
	(availability %)[5]	100.3%	99.9%	101.1%	95.1%	98.9%	94.9%	99.2%	102.3%	102.1%	99.6%	102.3%	98.8%	97.8%
TRANSMISSION LINES	(availability %)[5]	99.9%	99.9%	100.0%	100.0%	100.0%	100.0%	100.0%	99.9%	99.9%	100.0%	100.0%	99.6%	98.9%
WATER	(availability %)[5]	104.5%	99.9%	103.3%	101.4%	102.3%	100.8%	100.1%	102.5%	95.2%	99.7%	102.3%	99.8%	103.4%

(1) Represents total installed capacity in assets owned or consolidated at the end of the period, regardless of our percentage of ownership in each of the assets, except for our unconsolidated affiliates, for which we have included their installed capacity weighted by our corresponding interest (49% for Vento and Chile PMGD and 50% for Honda 1 and Honda 2).
(2) Includes 43 MW corresponding to our 30% share in Monterrey until its sale in April 2024 and 55 MWt corresponding to thermal capacity from Calgary District Heating since May 14, 2021.
(3) Includes curtailment in wind assets for which we receive compensation.
(4) GWh produced includes 30% share of the production from Monterrey until its sale in April 2024.
(5) Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.

6

Q3 2024 Results

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Capacity Factors

Historical Capacity Factors[1]	1Q22	2Q22	3Q22	4Q22	2022	1Q23	2Q23	3Q23	4Q23	2023	1Q24	2Q24	3Q24
SOLAR													
US	17.2%	39.1%	32.4%	16.6%	26.3%	15.2%	42.4%	36.9%	18.5%	28.3%	17.5%	41.6%	40.4%
Chile	25.3%	20.4%	24.6%	28.8%	24.8%	27.6%	21.4%	19.0%	18.5%	21.6%	22.2%	14.9%	12.0%
Spain	7.3%	23.6%	27.9%	5.8%	16.2%	11.7%	26.9%	30.1%	7.2%	19.0%	6.7%	25.9%	30.2%
Italy	12.7%	19.7%	20.0%	9.2%	15.4%	11.8%	16.9%	18.3%	8.3%	13.8%	10.5%	17.5%	14.6%
Kaxu	36.9%	27.2%	28.8%	44.6%	34.4%	45.2%	21.2%	4.9%[3]	0.0%[3]	17.7%	12.9%[3]	19.2%	15.4%
Colombia	27.1%	24.0%	24.7%	23.4%	24.8%	20.6%	22.8%	27.3%	24.0%	21.7%	26.9%	23.2%	25.0%
Wind													
US	38.1%	35.6%	20.3%	34.8%	32.2%	37.7%	26.4%	20.2%	31.9%	29.0%	36.4%	30.3%	19.8%
Uruguay[2]	34.5%	27.7%	38.2%	41.8%	35.6%	33.6%	29.4%	42.3%	46.3%	37.9%	35.4%	42.8%	41.4%

(1) Capacity factor ratio represents actual electrical energy output over a given period of time divided by the maximum possible electrical energy output assuming continuous operation at full nameplate capacity over that period. Historical Capacity Factors are calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.
(2) Includes curtailment production in wind assets for which we receive compensation.
(3) Scheduled major overhaul carried out by Siemens, the original equipment manufacturer, which lasted 28 days longer than expected and a subsequent unscheduled outage.

7

 Exchange rates as of September 30, 2024 (EUR/USD = 1.1135) and December 31, 2023 (EUR/USD = 1.1039).  Restricted cash is cash which is restricted generally due to requirements of certain project finance agreements.  US $ in million1  As of Sept. 30  2024  As of Dec. 31  2023  Corporate cash at Atlantica  19.0  33.0  Existing available revolver capacity  301.3  378.1  Total Corporate Liquidity  320.3  411.1  Cash at project companies  415.6  415.3   - Restricted2  183.1  177.0   - Other  232.5  238.3  LIQUIDITY  Liquidity Position

 Exchange rates as of September 30, 2024 (EUR/USD =1.1135).  Amounts include principal amounts outstanding, unless stated otherwise.  As of September 30, 2024, $301.3 million was available under the Revolving Credit Facility. The latter has a total limit of $450 million.  US $ in million1  Maturity  Amounts2  Credit Facilities  (Revolving Credit Facility)3  2025  114.7  (Other facilities)4  2024 – 2028  104.9  Green Exchangeable Notes5  2025  112.4  2020 Green Private Placement6  (€ denominated)  2026  321.9  Note Issuance Facility 20207   (€ denominated)  2027  154.1  Green Senior Notes8  2028  396.6  Total  1,204.6  Other facilities include the Commercial Paper Program, accrued interest payable and other debt.   Senior unsecured notes dated July 17, 2020, exchangeable into ordinary shares of Atlantica, cash, or a combination of both, at Atlantica’s election.  Senior secured notes dated April 1, 2020, of €290 million.  Senior unsecured note facility dated July 8, 2020, of €140 million.  Green Senior Unsecured Notes dated May 18, 2021, of $400 million.  CORPORATE DEBT DETAILS  Corporate Debt as of September 30, 20241

 CASH FLOW  Operating Cash Flow  Consolidated cash as of September 30, 2024, decreased by $13.7 million vs December 31, 2023, including FX translation differences of $2.2 million.  Includes $41.2 million of proceeds from Monterrey Sale.  US$ in million   2024  2023  Adjusted EBITDA  657.5  XX  627.3  Share in Adjusted EBITDA of unconsolidated affiliates  (24.3)  (25.3)  Net interest and income tax paid  (180.4)  (159.9)  Changes in working capital   (35.0)  )  (116.1)  Non-monetary adjustments and other  (106.0)  7.9  OPERATING CASH FLOW  311.8  333.9      Acquisitions of subsidiaries and entities under the equity method and investments in assets under development and construction  (197.5)  (51.3)  Investments in operating concessional assets  (13.3)  (24.7)   Distributions from entities under the equity method & other2   75.2  51.4  INVESTING CASH FLOW  (135.6)  (24.6)  FINANCING CASH FLOW   (192.2)  (310.0)  Net change in consolidated cash1  (16.0)  (0.7)  9 months ended   September 30

Q3 2024 Results

Atlantica Sustainable Infrastructure

INTEREST RATE RISK COVERAGE

91%[1] of Consolidated Debt Fixed or Hedged[2]

Project Debt

ASSET	INTEREST TYPE	FIXED[1,3]
Solana	fixed	100%
Mojave	fixed	100%
Coso	hedged	100%
Solaben 2	hedged	90%
Solaben 3	hedged	90%
Logrosan	hedged	100%
Solacor 1	hedged	90%
Solacor 2	hedged	90%
Helioenergy 1	hedged	99%
Helioenergy 2	hedged	99%
Solnova 1	hedged	90%
Solnova 3	hedged	90%
Solnova 4	hedged	90%
Helios 1/2	fixed	100%
Solaben 1/6	fixed	100%
Palmatir	fixed	94%
Cadonal	hedged	88%
Melowind	hedged	75%
ACT	hedged	75%
ATN	fixed	100%
ATN 2	fixed	100%
ATS	fixed	100%
Quadra 1	hedged	75%
Quadra 2	hedged	75%
Palmucho	hedged	75%
Skikda	fixed	100%
Tenes	fixed	100%
Kaxu	hedged	43%
Chile PV 1&2	hedged	80%
Rioglass	hedged	78%
Montesejo	fixed	100%

Hedged[4]	40.6%
Fixed[4]	51.0%
Total Fixed or Hedged	91.6%

Corporate Debt

INSTRUMENT	INTEREST TYPE	SEPT. 30, 2024
Revolving Credit Facility (RCF)	Variable	114.7
Green Exchangeable Notes	Fixed	112.4
2020 Green Private Placement	Fixed	321.9
Note Issuance Facility 2020	Hedged (100%)[6]	154.1
Green Senior Notes	Fixed	396.6
Other facilities[5]	Fixed	104.9
Total Outstanding Debt		**1,204.6**

Hedged[4]	12.8%
Fixed[4]	77.0%
Total Fixed or Hedged	89.8%

~90% of Corporate Debt & ~92% of Project Debt fixed or hedged[1]

(1) Calculated as the weighted average of the % of fixed or hedged corporate debt and the % of fixed or hedged project debt based on outstanding balance as of September 30, 2024.
(2) See our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 for additional information on the specific interest rates and hedges.
(3) Percentage fixed or hedged.
(4) Weighted average based on outstanding balance as of September 30, 2024.
(5) Other facilities include the Commercial Paper Program, accrued interest payable and other debt.
(6) Hedged at 100% until the end of 2024.

11

 Does not include assets without PPAs or partially contracted.  Calculated as weighted average years remaining as of September 30, 2024 based on CAFD estimates for the 2024-2027 period as of March 1, 2024, including assets that have reached COD before November 14, 2024. See “Disclaimer – Forward Looking Statements”.  (3) Regulation term in the case of Spain and Chile TL3.   (4) From the total amount of $211 million project debt, $74 million are progressively repaid following a theoretical 2036 maturity, with a legal maturity in 2027. The remaining $137 million are expected to be refinanced in or before 2027.   4  Refinancing opportunities could increase CAFD in earlier years  Tails in most assets after debt amortization  PPAs with predefined prices for ~12 years on average2   Possibility to extend life in many assets (excluding   ATN and ATS)  Weighted Average Life  Project debt term  Contract term3  LONG TERM STABLE CASH FLOW  Portfolio of Contracted Assets1

Q3 2024 Results

Atlantica
Sustainable Infrastructure

AT A GLANCE

Sizeable and Diversified Asset Portfolio

As of November 14, 2024	ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING[1]	YEARS IN CONTRACT LEFT[7]	CURRENCY
RENEWABLE ENERGY	Solana		100%	USA (Arizona)	280 MW	APS	BBB+/Baa1/BBB+	19	USD
	Mojave		100%	USA (California)	280 MW	PG&E	BB/Ba1/BB+	15	USD
	Coso		100%	USA (California)	135 MW	SCPPA & two CCAs[4]	Investment grade[4]	17	USD
	Elkhorn Valley[8]		49%	USA (Oregon)	101 MW	Idaho Power Company	BBB/Baa1/--	3	USD
	Prairie Star[8]		49%	USA (Minnesota)	101 MW	Great River Energy	--/A3/A-	3	USD
	Twin Groves II[8]		49%	USA (Illinois)	198 MW	Exelon Generation Co.	BBB+/Baa1/--	1	USD
	Lone Star II[8]		49%	USA (Texas)	196 MW	n/a	n/a	n/a	USD
	Chile PV 1		35%	Chile	55 MW	n/a	n/a	n/a	USD[3]
	Chile PV 2		35%	Chile	40 MW	n/a	Not rated	6	USD[3]
	Chile PV 3		35%	Chile	73 MW	n/a	Not rated	10	USD[3]
	Chile PMGD		49%	Chile	27 MW[9]	CNE[10]	A/A2/A-	10	USD[3]
	La Sierpe		100%	Colombia	20 MW	Coenersa[6]	Not rated	11	COP
	La Tolua		100%	Colombia	20 MW	Coenersa[6]	Not rated	9	COP
	Tierra Linda		100%	Colombia	10 MW	Coenersa[6]	Not rated	9	COP
	Honda 1		50%	Colombia	10 MW	Enel Colombia	BBB-/---/BBB	6	COP
	Honda 2		50%	Colombia	10 MW	Enel Colombia	BBB-/---/BBB	7	COP
	Albisu		100%	Uruguay	10 MW	Montevideo Refrescos	Not rated	14	UYU
	Palmatir		100%	Uruguay	50 MW	UTE	BBB+/Baa1/BBB[2]	10	USD
	Cadonal		100%	Uruguay	50 MW	UTE	BBB+/Baa1/BBB[2]	10	USD
	Melowind		100%	Uruguay	50 MW	UTE	BBB+/Baa1/BBB[2]	11	USD
	Mini-Hydro		100%	Peru	4 MW	Peru	BBB-/Baa1/BBB	8	USD[3]
	Solaben 2/3		70%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	13/13	EUR[5]
	Solacor 1/2		87%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	12/12	EUR[5]

(1) Reflects the counterparties' issuer credit ratings issued by S&P, Moody's and Fitch, respectively, as of November 14, 2024.
(2) It refers to the credit rating of Uruguay, as UTE is unrated.
(3) USD denominated but payable in local currency.
(4) Refers to the credit rating of two Community Choice Aggregators: Silicon Valley Clean Energy and Monterrey Bay Community Power, both with A rating from S&P; Southern California Public Power Authority, the third off-taker, is not rated.
(5) Gross cash in euros dollarized through currency hedges.
(6) Largest electricity wholesaler in Colombia.
(7) As of September 30, 2024.
(8) Part of Vento II portfolio.
(9) 53 MW out of the total 80 MW portfolio of projects are still under construction.
(10) Regulated under the Small Distributed Generation Means Regulation Regime ("PMGD"), which allows to sell electricity through a stabilized price.

13

As of November 14, 2024   ASSET  TYPE  STAKE  LOCATION  GROSSCAPACITY  OFFTAKER  RATING1  YEARS INCONTRACT LEFT6  CURRENCY  RENEWABLE   ENERGY  PS 10/20  100%  Spain  31 MW  Kingdom of Spain  A/Baa1/A-  8/10  EUR4  Helioenergy 1/2  100%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  12/12  EUR4  Helios 1/2  100%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  13/13  EUR4  Solnova 1/3/4  100%  Spain  3x50 MW  Kingdom of Spain  A/Baa1/A-  11/11/11  EUR4  Solaben 1/6  100%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  14/14  EUR4  Seville PV  80%  Spain  1 MW  Kingdom of Spain  A/Baa1/A-  11  EUR4  Italy PV 1  100%  Italy  1.6 MW  Italy  BBB/Baa3/BBB  7  EUR4  Italy PV 2  100%  Italy  2.1 MW  Italy  BBB/Baa3/BBB  7  EUR4  Italy PV 3  100%  Italy  2.5 MW  Italy  BBB/Baa3/BBB  7  EUR4  Italy PV 4  100%  Italy  3.6 MW  Italy  BBB/Baa3/BBB  7  EUR4  UK Wind 1  100%  United Kingdom  25 MW  United Kingdom  AA / Aa3 / AA-  8  GBP  UK Wind 2  100%  United Kingdom  8 MW  United Kingdom  AA / Aa3 / AA-  3  GBP  Kaxu  51%  South Africa  100 MW  Eskom  BB-/Ba2/BB-2  10  ZAR  EFFICIENT NAT. GAS & HEAT  Calgary  100%  Canada  55 MWt  22 High quality clients3  ~60% AA- or higher3  11  CAD  ACT  100%  Mexico  300 MW  Pemex  BBB/B3/B+  9   USD5  TRANSMISSION LINES   ATN  100%  Peru  381 miles  Peru  BBB-/Baa1/BBB  16  USD5  ATS  100%  Peru  569 miles  Peru  BBB-/Baa1/BBB  19  USD5  ATN 2  100%  Peru  81 miles  Minera Las Bambas  Not rated  9  USD  Quadra 1/2  100%  Chile  49 miles / 32 miles  Sierra Gorda  Not rated  10/10  USD5  Palmucho  100%  Chile  6 miles  Enel Generacion Chile  BBB/-/BBB+  13  USD5  Chile TL 3  100%  Chile  50 miles  CNE  A/A2/A-  n/a  USD5  Chile TL 4  100%  Chile  63 miles  Several Mini-hydro plants  Not rated  47  USD  WATER  Skikda  34%  Algeria  3.5 Mft3/day  Sonatrach & ADE  Not rated  9  USD5  Honaine  26%  Algeria  7 Mft3/day  Sonatrach & ADE  Not rated  13  USD5  Tenes  51%  Algeria  7 Mft3/day  Sonatrach & ADE  Not rated  16  USD5  Reflects the counterparties’ issuer credit ratings issued by S&P, Moody’s and Fitch, respectively, as of November 14, 2024.  It refers to the credit rating of the Republic of South Africa.  Diversified mix of 22 high credit quality clients (~60% AA- rating or higher, the rest unrated).  AT A GLANCE  Sizeable and Diversified Asset Portfolio  (4) Gross cash in euros dollarized through currency hedges.  (5) USD denominated but payable in local currency.  (6) As of September 30, 2024.

 Great West House, GW1, 17th floor,  Great West Road  Brentford TW8 9DF  London (United Kingdom)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: November 14, 2024	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: November 14, 2024	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer